August 15, 2024

Shahal Khan
Chief Executive Officer
BurTech Acquisition Corp.
1300 Pennsylvania Ave NW, Suite 700
Washington, DC 20004

Dinakar Munagala
Chief Executive Officer
Blaize, Inc.
4659 Golden Foothill Parkway, Suite 206
El Dorado Hills, CA 95762

       Re: BurTech Acquisition Corp.
           Registration Statement on Form S-4
           Filed on July 19, 2024
           File No. 333-280889
Dear Shahal Khan and Dinakar Munagala:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 filed July 19, 2024
General

1. We note inconsistencies of the current amount of BurTech Class A common stock and
       Class B common stock currently owned and outstanding throughout the registration statement. For example, disclosure on the cover page indicates that the Sponsor currently holds 9,487,500 shares of BurTech Class A Common Stock, but disclosure on page 29 indicates the Sponsor holds 10,385,750 shares of BurTech Class A Common Stock;
       additionally, disclosure on page 12 indicates 15,162,663 shares of BurTech Class A
       Common Stock outstanding and no shares of BurTech Class B Common Stock August 15, 2024
Page 2

       outstanding, but other disclosures indicate that the Sponsor is committed to vote all of its shares of Class B stock in favor of the proposals.
2.     You define the Founder Shares as "outstanding shares of BurTech Class A
Common
       Stock originally issued to the Sponsor" (page 4), however your disclosure appears to indicate that the Founder Shares are Class B Common Stock (page 215). Please advise or revise to fix this inconsistency throughout the registration statement.
3. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a
       non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United
       States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
       Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
4. Please identify the controlling persons of the SPAC sponsor. Disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the
       SPAC sponsor, as well as the nature and amount of their interests. Please refer to Item
       1603(a)(7) of Regulation S-K.
5.     Please provide in tabular format the material terms of any agreements regarding
       restrictions on whether the SPAC sponsor and its affiliates may sell securities of the
       SPAC. Please refer to Item 1603(a)(9) of Regulation S-K.
6.     We note references to a section titled "The Business Combination
Proposal     Interests of
       BurTech Directors and Officers in the Business Combination" throughout the registration statement, however this section does not appear in the filing. Please describe any actual or potential material conflict of interest of the SPAC sponsor, its affiliates, the SPAC's officers, directors or promoters and the unaffiliated security holders of the SPAC. Please refer to Item 1603(b) of Regulation S-K. List each actual or potential source of conflict individually, describe how the conflict of interest may result and quantify the interest.
7. Disclose any material interests in the de-SPAC transaction or any related financing transaction: held by the SPAC sponsor or the special purpose acquisition company's officers or directors, including fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company; or held by the target company's officers or directors that consist of any interest in, or affiliation with, the SPAC sponsor or the special purpose acquisition company. Please refer to Item 1605(d) of Regulation S-K.
8. We understand that EF Hutton, the lead underwriter in your SPAC IPO, intends to waive
       $10.1 million of their deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination, and will accept $1.5 million instead.
 August 15, 2024
Page 3

       Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify
       the SPAC   s current relationship with EF Hutton. Please also file as an exhibit the
       amendment to the underwriting agreement mentioned on page F-91.
9. Disclose whether EF Hutton provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why EF Hutton was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify:
           EF Hutton has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
           its withdrawal indicates it does not want to be associated with the disclosure or underlying business analysis related to the transaction.
           the unusual nature of such a fee waiver and impact on evaluation of the transaction.
           caution that investors should not place any reliance on the fact that EF Hutton has previously been involved.
           the material impact, if any, of agreement provisions that survive the fee waiver.
10. You disclose in connection with the business combination warrants that were issued to the RT Parties. Please provide the terms of the warrants and the number of shares for which the warrants are eligible to be exchanged. Please include the RT Warrant Shares in any dilution calculations.
11. You disclose that in connection with the business combination, convertible notes issued to
       Burkhan will be converted in exchange for 3,642,836 shares of New Blaize stock. Please revise to clarify the terms of the convertible notes that would lead to the issuance of these shares. Please include the Burkhan Convertible Notes in any dilution calculations.

12. If the March 10, 2023 non-redemption agreements continue to be in effect, revise to state so directly and file the agreement as an exhibit.
Cover Page

13. State the amount of the compensation received or to be received by BurTech LP, its affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction; the amount of securities issued or to be issued by the SPAC to
       BurTech LP, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and whether this compensation and securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. In this regard, we note the Burkhan Earnout Shares, Burkhan Warrant and Burkhan Convertible Notes have not been included on the disclosure on the Cover
       Page.
14. Please provide a cross-reference to the related conflict of interest disclosure required by
       Item 1604(a)(4) of Regulation S-K.
15. Disclosure on the cover page states that the Burkhan Warrant, upon the conversion of
 August 15, 2024
Page 4

       Blaize Common Stock at the Effective Time, would result in up to 2,000,000 shares of
       BurTech Class A common stock. Please advise as to whether this conversion should be to
       New Blaize common stock, rather than BurTech Class A common stock.
16. In light of your disclosure that Burkhan Capital is a party to the merger agreement, please briefly clarify the relationship of Burkhan Capital to the SPAC and/or Blaize. Provide
       similar clarifying disclosure for each other entity you introduce on the cover page, such as the RT Parties. If no prior relationship exists, state so directly.
17. If approval of each of the proposals included in your document is assured, as indicated by your disclosure in the last paragraph on page 8, revise to highlight that for investors.
Q.What vote is required to approve the proposals presented at the special meeting?, page 8

18. State whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of BurTech is required. Please refer to Item
       1606(c) of Regulation S-K. Add any appropriate risk factors if the transaction is not structured in a way that such approval is required and/or if approval of the transaction is already assured as a result of the number of shares held by the sponsor and its affiliates relative the number outstanding.
Q.What are the U.S. federal income tax consequences of exercising my redemption rights?, page
13

19. Please revise to expand this question and answer to address the federal income tax consequences of the de-SPAC transaction to BurTech, Blaize and their respective security holders. In this regard, we note the current tax discussion is focused on BurTech and only its security holders. Additionally, please revise the prospectus throughout accordingly.
       Refer to Item 1605(b)(6) of Regulation S-K.
Summary of the Proxy Statement/Prospectus, page 21

20. Please revise to include the Dilution Table and related disclosures as required by Item 1604(c) of Regulation S-K.
21. Please provide in tabular format in your summary, the terms and amount of the compensation received by BurTech LP, its affiliates and promoters in connection with the business combination. Ensure your disclosures addresses each aspect of
Item 1604(b)(4)
       of Regulation S-K. Also ensure that your disclosure explains clearly how each entity or person who will receive compensation is affiliated with the sponsor and why they will receive the compensation you disclose.
22. Please provide a brief description in the prospectus summary of the material terms of material financing transactions that have occurred or will occur in connection with the consummation of the de-SPAC transaction, the anticipated use of proceeds from these financing transactions, and the dilutive impact, if any, of these financing transactions on non-redeeming shareholders. Refer to Item 1604(b)(5) of Regulation S-K. In this regard, we note that the prospectus summary does not address all of the material financing transactions since the IPO that are identified in the letter to stockholders.
23. Please include a brief description of the background of the business combination. Refer to
       Item 1604(b)(1) of Regulation S-K.
 August 15, 2024
Page 5

BurTech Board's Reasons for the Approval of the Business Combination, page 30

24. We note your statement on page 118 that the board of BurTech Acquisition Corp. has determined that the business combination is in the best interest of its shareholders. Please revise the summary section to describe any material factors that the board considered in making this determination. Refer to Item 1604(b)(2) of Regulation S-K. Interests of BurTech Directors and Officers in the Business Combination, page 30

25. Please provide a brief summary of the actual or potential sources of conflicts of interest between the Sponsor, officers, directors, affiliates or promotors of the SPAC, target company officers and directors, and the unaffiliated security holders. Please refer to Item
       1604(b)(3) of Regulation S-K.
Our engagements, page 38

26. Please complete the bracketed drafting language included here. Also revise to clarify what you mean by "engagements" with the entities to which you refer, why you believe those "engagements" will result in future revenues, the extent to which you will be reliant on the relationships and the expected timeframe for recognizing revenues.
Risk Factors
We depend on timely supply of materials sourced from a limited number of suppliers, and are directly impacted by unexpected delays or proble, page 41

27. We note your disclosure on page 41 and 50 that Blaize is "highly dependent on third-party manufacturers" for critical manufacturing steps. We also note your disclosure on page
       168. Please expand your disclosure to describe the material terms of you manufacturing and related arrangements with respect to each of these third parties. File material manufacturing agreements as exhibits to the registration statement. Clarify the location(s)
       where your products are produced, and describe how you ensure quality control.
Our President and Chief Executive Officer has control over key decision making as a result of his control of a majority of our common stock., page 65

28.    We note your risk factor indicating that your president will beneficially own
       approximately 75% of the voting power of New Blaize's outstanding common
       stock. Please tell us whether you will be deemed to be a    controlled
company    under the
       Nasdaq listing rules. If so, please additionally disclose on the prospectus cover, the summary and elsewhere (i) the percent voting power that the controlling stockholder will hold after completion of the offering; (ii) the corporate governance exemptions that will be available to you; and (iii) whether you intend to take advantage of these exemptions.
       Also ensure your statements here regarding the post-transaction ownership are consistent with your disclosures beginning on page 239 and the tables you included in your disclosure, like on the cover page and on page 26.
Our Sponsor, directors, officers, advisors and their affiliates may elect to purchase Public Shares or Public Warrants, which may influence , page 71

29. We note your disclosure that the SPAC sponsor, directors, officers, advisors or
       affiliates    may    purchase Public Shares or Public Warrants in the
open market and vote
 August 15, 2024
Page 6

       the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule
14e-5.
Notes to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Financial Information for Other
Material Events, page 94

30. We note your disclosure of $99.2 million in notes and warrants issued to the Final Closing
       Lenders. Please clarify if this transaction has been completed or disclose what elements, if any, are contingent on completion of the merger. We note the disclosure that upon issuance of the notes, Blaize will reflect the cash received as a convertible note obligation, offset by the amount of the proceeds allocated to the aforementioned warrants.
The Business Combination, page 111

31. State whether or not a majority of the directors (or members of similar governing body)
       who are not employees of BurTech has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-
       SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Please refer to Item 1606(d) of Regulation S-K.
32. Please revise your disclosure in this section to describe negotiations relating to material terms of the transactions, including but not limited to structure, consideration, earn-out shares, and continuing employment or involvement for any persons affiliated with the
       SPAC before the merger. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues (including proposals and counter-proposals), and how you reached agreement on the final terms. In this regard, we note references to an increase in the Base Purchase Price. Also note that this comment applies to negotiations related to each of the agreements related to the merger agreement, in addition to negotiations related to the merger agreement.
33. Please revise your disclosure here or elsewhere as appropriate to discuss both the benefits and detriments of the business combination transaction and any related financing transactions on BurTech and Blaize. The benefits and detriments of the de-SPAC transaction and any related financing transactions must be quantified to the extent practicable. Refer to Item 1605(c) of Regulation S-K.
34. Please revise this section to expand the discussion of BurTech's and Blaize's reasons for engaging in the business combination and whether either entity considered other transactions, such as Blaize conducting a traditional IPO, in lieu of a de-SPAC. In addition, discuss the reasons for the timing of the merger for the parties. Refer to Item
       1605(b)(3).
35. The first paragraph repeats the fourth paragraph. Please revise to eliminate duplication.
36.    Clarify who introduced Blaize to BurTech on June 12, 2023.
37. Clarify in what capacity Cohen served in the negotiations, what services it provided and which party retained it; we note vague references on page 114 to third party financial advisors. We also note the disclosure on page 112 that it was involved in discussions regarding Blaize's prospective financials and valuation of the transaction and on page 114 that BurTech's Board "received and reviewed presentations from, and discussed with,
 August 15, 2024
Page 7

       Burtech   s third party financial and legal advisors regarding the
transaction structure,
       material terms of the Business Combination and various aspects of the due diligence."
       Clarify the nature of the discussions about the prospective financials and valuation and the positions of each party and Cohen. Also clarify the nature of the "presentations" to which you refer, what information was included, when those presentations occurred and who was present.
BurTech Board's Reasons for the Approval of the Business Combination, page 114

38. Expand to describe the "research on comparable companies and transactions" in the second bullet, who performed that research and how the research conducted compared to this transaction and led the Board to recommend approval of the business combination.
       Provide similar disclosure regarding the "quality of earnings analysis" in the fifth bullet.
       Include all underlying data.
39. Considering your disclosure in this section and in the section beginning on page 111, it appears you are required to provide the disclosures required by Item 1607 of Regulation
       S-K. Please revise to include that information. Likewise, in light of your disclosures in those sections regarding the consideration of projected/prospective financial information of Blaize, it appears you are also required to include the disclosures required by Item 1609 of Regulation S-K. Please also revise to include that information.
40. Refer to the ninth bullet. Identify the "financial advisors," what "feedback" they received, when they received it, who were the "investors," what information the investors were provided and how the "feedback" relates to the Board's recommendation. Blaize Board's Reasons for the Approval of the Business Combination, page 118

41. The first paragraph on page 119 refers to negative factors, but no such factors are listed.
       Please revise or advise.
Conditions to Closing of the Merger Agreement
Blaize Conditions, page 136

42. We note the requirement that the Available Acquiror Cash shall be no less than
       $125,000,000. Please clarify how this condition will be satisfied under the various redemption scenarios, as we note per the cash balances in the financial statement as of
       March 31, 2024, there does not appear to be sufficient cash on hand to meet this condition and is only able to be met under the "no redemptions" scenario.
Certain Agreements Related to the Business Combination, page 137

43. This section includes disclosure related to three agreements, but your disclosure elsewhere describes numerous other agreements that appear to be related to the business combination. Please revise to discuss those agreements.
Material U.S. Federal Income Tax Considerations, page 138

44. Please revise this section to discuss the material tax consequences of the business combination to each company's securityholders and the companies. In this regard, the merger agreement indicates that the parties intend for the restructuring and the merger to be tax free under 368(a) of the Internal Revenue Code. Please also refer to Section III of
 August 15, 2024
Page 8

       Staff Legal Bulletin No. 19 and the exhibit required by Item 601(b)(8) of Regulation S-K.
       Additionally include summary and risk factor disclosure and revise your Questions and
       Answers section to briefly address the tax consequences.
Proposals No. 3, page 146

45. We note the change on page 236 regarding the increased threshold for removing directors and the change on page 237 regarding the ability of shareholders to call special meetings.
       Please tell us why those changes are not included here as advisory proposals.
Information about Blaize, page 161

46. Considering Blaize's operational history, please clarify why it is "uniquely" and "strongly"
       positioned in the markets it intends to serve.
Information About Blaize
Manufacturing, page 168

47. Please revise your disclosure to identify the raw materials upon which Blaize's business, including your third-party manufacturers, is dependent. Please also include an applicable risk factor. In this regard, we note your disclosure about your dependence on Samsung
       Foundry to manufacture your system-on-chip AI accelerators and on Plexus for mass production of your products.
Government Regulation, page 169

48.    We note disclosure regarding the importance of artificial intelligence
(AI) to your
       business. Please revise your business section to more fully discuss the current state of AI and the potential obstacles to broad-based AI adoption. In addition, more fully discuss the current state of AI regulation within the United States and your other markets.
Blaize Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three months ended March 31, 2024 compared to the three months ended March 31, 2023
Revenue, page 181

49. We note your disclosure that Revenue decreased by 61% or $0.8 million from a total of
       $1.4 million for the three months ended March 31, 2023 compared to approximately $0.6 million for the three months ended March 31, 2024. You further disclose that "the decrease in revenue was primarily attributable to us approaching the end of our multi-year license and development contract with a strategic investor, partially offset by a new license and development arrangement entered into with a separate strategic investor during the three months ended March 31, 2024." When more than one factor is responsible for the change in an income statement line item, please revise to quantify each of the contributing factors, including any offsetting amounts. Refer to
       Item 303(b) of Regulation S-K.
Certain Relationships and Related Person Transactions -- Blaize, page 195

50. We note the repeated references to transactions involving amounts "greater than
       $120,000." Revise to disclose the specific dollar amount involved. August 15, 2024
Page 9

Information About BurTech, page 204

51. Please update your disclosure to describe the experience of BurTech LP, its affiliates and promotors in organizing special purpose acquisition companies and the extent to which
       BurTech LP, its affiliates, and the promoters are involved in other special purpose acquisition companies. For example, in BurTech Acquisition Corp.'s S-1 (File Number
       333-258914), we note references to other affiliated SPACs. Please see
Item 1603(a)(3) of
       Regulation S-K. Also discuss the status of other SPACs; for example, the status of any business combination or liquidation, whether they are still seeking a target, prior extensions of business combination deadlines and related amounts of redemptions.
52. Please describe the general character of the Sponsor's business. Please refer to
       Item 1603(a)(2) of Regulation S-K.
53. Describe the material roles and responsibilities of the SPAC sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company's activities. Please see Item 1603(a)(4) of Regulation S-K.
54. Briefly describe the fiduciary duties of each officer and director of the SPAC to other companies to which they have fiduciary duties. See item 1603(c) of Regulation S-K.
55. Describe any agreement, arrangement, or understanding between the SPAC sponsor and the special purpose acquisition company, its officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction. Please refer to Item
       1603(a)(5).
Exclusive Forum of Certain Actions, page 228

56. If this provision does not apply to claims under the Exchange Act, as indicated by the risk factor on page 78, please revise here to disclose that scope limitation. Business Combination Shares, page 233

57. Please tell us why this paragraph only addresses BurTech's affiliates. Security Ownership, page 239

58. Refer to (iii) in the first paragraph and tell us which table or narrative disclosure in this section discloses the post-transaction ownership of New Blaize.
59. The first table has footnotes next to the names listed, but the notes do not appear after the table. Please revise or advise. Also, please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each entity listed in each table.
Where You Can Find More Information, page 244

60. We note your disclosure that "[a]ll information contained in this proxy statement/prospectus relating to BurTech has been supplied by BurTech,"
and "all ...
       information relating to Blaize has been supplied by Blaize" and that "[i]nformation provided by one entity does not constitute any representation, estimate or projection of the other entity." Because these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that BurTech or
       Blaize disclaim responsibility for any of the disclosures contained in the registration
 August 15, 2024
Page 10

       statement.
Article VIII Joint Covenants
Section 8.9 Fairness Opinion, page A-1-64

61. It appears that the Company will be obtaining a fairness opinion from a reputable independent investment banking firm or other independent financial advisory firm. Please note, the new SPAC rules require summary disclosures including, but not limited to: the procedures followed; the findings and recommendations; the bases for and methods of arriving at such findings and recommendations; and instructions received from the special purpose acquisition company. Refer to Item 1607(b)(6) of Regulation S-K. Notes to the Consolidated Financial Statements
Related Party Transactions and Balances, page F-38

62. We note your disclosure that during the year ended December 31, 2023, the Company recognized revenues of approximately $3.8 million, or nearly 100%, from sales to two minority stockholders. Please reconcile this disclosure with your related disclosure of
       Concentration of Credit Risk on page F-51 where you state, "As of December 31, 2023,
       two customers accounted for approximately 46% and 29% of the Company   s
accounts
       receivable."
Annex A.1 The Merger Agreement, page A-1-i

63. Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the Merger Agreement, including disclosure letters related to each party to the agreement.
Exhibits

64. Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. In this regard, we note references to an Amended and
       Restated Note Purchase Agreement, secured promissory notes, Security Agreement,
       Intellectual Property Security Agreement.
65. Considering the applications of Rule 145a of Regulation S-K, please include all outstanding securities of BurTech Acquisition Corp. in the Fee Table and pay the related fee. Also tell us where in the fee table you included the earn-out shares mentioned in your disclosure.
66. When you complete the blanks on page 217, please also file the consents required by Rule
       438 of Regulation C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 15, 2024
Page 11

       Please contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Rajiv Khanna
      Ryan Lynch